22004599

MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53043

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAR 3 1 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Javelin Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

608 Fifth Avenue, Suite 602
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John W. Sullivan	(617) 240-6020	wally.sullivan@thejavelin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale, IL	60108	
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John W. Sullivan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Javelin Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John W Sullivan

Title:
John W. Sullivan, Managing Member

MARK S. ALLINGTON
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 22, 2025

Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Javelin Securities, LLC

Financial Statements
AND
Independent Auditors Report

December 31, 2021

(Confidential Pursuant to Rule 17a5(e)(3)

Javelin Securities, LLC

Table of Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Javelin Securities, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Javelin Securities, LLC's management. Our responsibility is to express an opinion on Javelin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javelin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Javelin Securities, LLC's financial statements. The supplemental information is the responsibility of Javelin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Javelin Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

March 28, 2022

Javelin Securities LLC

STATEMENT OF FINANCIAL CONDITIONS

December 31, 2021

ASSETS

Cash	$	341,255
Commission Receivable		151,900
Other Assets		1,003
Total Assets		494,158

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable		189,500
Due to Ozone Capital		4,800
Total Liabilities		194,300
Capital		
Member's Equity		299,858
		299,858
Total Liabilities and Member's Equity	$	494,158

See notes to financial statements

Javelin Securities LLC
STATEMENT OF INCOME
Year ended December 31, 2021

Fee Income	673,895
Operating expenses:	
Finop fees	2,500
Registered Rep	190,025
Regulatory fees	12,961
Consulting Fees	165,000
Complaince Fees	500
Audit fees	12,481
Admin fees	1,500
Rent	1,800
Insurance	5,000
	391,767
Net Income	$ 282,128

See notes to financial statements

Javelin Securities LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2021

Balance, January 1, 2021	$	142,730
Capital Withdrawal		(125,000)
Net Profit		282,128
Balance, December 31, 2021	$	299,858

Javelin Securities LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

Cash flows from operating activities:		
Net income (loss)	$	282,128
Increase in Accounts payable		156,300
Increase in Accounts Receivable		(80,500)
Decrease in Other Assets		(428)
Cash Provided by Operating Activities		357,500
Cash Provided by Investment Activities		
Capital Contribution		(125,000)
Net increase in cash during the year		232,500
Cash, beginning of year		108,755
Cash, end of year	$	341,255
Supplement disclosure information :		
Cash Paid during year for Interest		-
Income Tax Payments		-

See notes to financial statements

1. Nature of Business

Javelin Securities LLC (the "Company") is a Limited Liability Company, registered as a Broker Dealer with the Financial Industry Regulatory Authority ("FINRA") and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2(i). The Company is approved to engage in the business of brokering corporate bonds and other debt instruments, although this line of business is not currently active. The Company is also approved and actively engaged in the business of selling private placements of securities, investment banking and M&A transactions.

On March 19, 2020, FINRA approved the ownership change of the Company by Ozone Capital Markets, LLC. The Company is wholly owned by Ozone Capital Markets, LLC, which is owned 50% by JWS Properties, LLC and 50% by Emele & Co., LLC. John W. Sullivan wholly owns JWS Properties, LLC and Edward T. McElwreath wholly owns Emele & Co., LLC. Messer's Sullivan and McElwreath are both registered principals of the Company.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

A. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

B. Related Party Transactions

The Company has entered into a management agreement with its Parent Company, Ozone Capital Markets, LLC, wherein it is agreed that the Parent Company will provide managerial and administrative assistance. There is no office lease at the present time. In 2021 the Company accrued 3,300 for rent and administrative fees. As of December 31, 2021, the Company owes the parent of 4,800.

3. Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. In prior years, the Company has been part of a consolidated tax return with the parent company, therefore, taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2017, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The Company complies with the provisions of the *Accounting For Uncertainty In Income Taxes* topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2021.Therefore, no provision has been made for income taxes in the accompanying Statement of Income.

4. Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standard s Codification 606, ("ASC 606")) effective January 1, 2018. There were no material changes in our revenue recognition policies because of the new standard.

Substantially all our revenues are derived from investment banking activities. Advisory fees from mergers and acquisitions engagements and private placement fees are recognized at a point in time when the related transaction is completed

and when probability of collection is reasonably assured. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client. All other investment banking advisory related expenses are expensed as incurred. Overhead support fees are recognized as and when received at December 31, 2021, and there was no impact to retained earnings as of January 1, 2022, or to revenue for the twelve months ended December 31, 2021.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is authorized to engage in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company is authorized to introduce the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk could be associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

The Company is not currently engaged in these activities at this time.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2021, the Company's net capital of $146,955 was $133,995 in excess of its required net capital of $12,960. The Company's Aggregate Indebtedness ratio was 1.32.%.

7. Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

8. Commitments and Contingencies

The Company had no commitments and contingencies as of the date of this report.

Javelin Securities, LLC
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2021

Capital		
Member's Equity	$	299,858
Non Allowable Assets		152,903
Net capital	$	146,955
Aggregate indebtedness	$	194,300
Computation of basic net capital requirement		
Minimum dollar net capital required	$	12,960
Net capital requirement	$	5,000
Excess net capital	$	133,995
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	127,525
Percentage of aggregate indebtedness to net capital		132.22

There was a differences between the net capital reported by the company in Part 11A of the focus report and these financial statements.

Net Capital Per Financial Statements	146,955
Net Capital by company in Part11A of focus report	146,955
Difference - Increase in net Capital	-

Javelin Securities, LLC

Supplemental Information

For the year ended December 31, 2021

Schedule ll
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2021

See report of independent registered public accounting firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Javelin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Javelin Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Javelin Securities, LLC limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and Javelin Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Javelin Securities, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.
Javelin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Javelin Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2022

Javelin Securities, LLC

Exemption Report

Javelin Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Javelin Securities, LLC

I, John W. Sullivan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John W. Sullivan
Managing Member

Dated: March 29, 2022

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members and Board of Directors of Javelin Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Javelin Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Javelin Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Javelin Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Javelin Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Javelin Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2022